SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                         CB Richard Ellis Services, Inc.
                  ---------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)



                                    12479F103
                            ------------------------
                                 (CUSIP Number)

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12479F103                   13G                            Page 2 of 6

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (Please refer to Exhibit A)

           Sumitomo Real Estate Sales U.S.A. Inc.
             (I.R.S. Identification No.:  51-0300162)
           Sumitomo Real Estate Sales Co., Ltd.
           Sumitomo Realty and Development Co.,  Ltd.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) X (Please refer to Exhibit A)
          (b)

3)       SEC Use Only

4)       Citizenship or Place of Organization

           Sumitomo Real Estate Sales U.S.A. Inc.: Delaware corporation Sumitomo Real Estate Sales Co., Ltd.: Japanese corporation Sumitomo Realty and Development Co., Ltd.: Japanese corporation

Number            5)  Sole Voting Power                                 0
 of
Shares
Beneficially      6)  Shared Voting Power                               0
Owned
By
Each              7)  Sole Dispositive Power                            0
Reporting
Person
With              8)  Shared Dispositive Power                          0

9)       Aggregate Amount Beneficially Owned by Each Reporting Person   0

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)      Percent of Class Represented by Amount in Row 9                0%

12)      Type of Reporting Person (See Instructions)                    CO

CUSIP No. 12479F103                   13G                            Page 3 of 6

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of this class of securities.

CUSIP No. 12479F103                   13G                            Page 4 of 6

SIGNATURE.
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date              February 12, 1999

Sumitomo Real Estate Sales U.S.A. Inc.



By: /s/   KAZUO TERAKADO
   ------------------------------------
   Name:   Kazuo Terakado
   Title:  President


Sumitomo Real Estate Sales Co., Ltd.



By: /s/ MICHIAKI NAKAZAWA
   ------------------------------------
   Name:   Michiaki Nakazawa
   Title:  Senior Managing Director


Sumitomo Realty and Development Co., Ltd.


By:  /s/ SHIGETO IWAI
   ------------------------------------
   Name:   Shigeto Iwai
   Title:  Senior Managing Director

CUSIP No. 12479F103                   13G                            Page 5 of 6

                                    EXHIBIT A

         S.R.E.S.-Fifth Avenue, Inc. owned Series A-2 Preferred Stock of the Issuer (formerly known as CB Commercial Real Estate Services Group, Inc.) that are convertible into the Common Stock of the Issuer. S.R.E.S.-Fifth Avenue, Inc. was merged into Sumitomo Real Estate Sales U.S.A. Inc. on January 29, 1999. Sumitomo Real Estate Sales Co., Ltd. owns 100% of the outstanding shares of capital stock of Sumitomo Real Estate Sales U.S.A. Inc., and Sumitomo Realty and Development Co., Ltd. owns 90.04% of the outstanding shares of capital stock of Sumitomo Real Estate Sales Co., Ltd. As such, each of Sumitomo Real Estate Sales U.S.A. Inc., Sumitomo Real Estate Sales Co., Ltd. and Sumitomo Realty and Development Co., Ltd. is a beneficial owner of the Series A-2 Preferred Stock previously owned of record by S.R.E.S.-Fifth Avenue, Inc. and the Common Stock into which the Series A-2 Preferred Stock may be converted.

         This  Schedule  13G is filed on behalf of Sumitomo  Real  Estate  Sales
U.S.A. Inc., Sumitomo Real Estate Sales Co., Ltd., and Sumitomo Realty and Development Co., Ltd. (please see Exhibit B attached hereto).

CUSIP No. 12479F103                   13G                            Page 6 of 6

                                    EXHIBIT B

                            AGREEMENT RE JOINT FILING

         Each of the undersigned hereby agrees, as required pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, that this Schedule 13G is to be filed on behalf of each such party. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

                             Sumitomo Real Estate Sales U.S.A. Inc.


                             By: /s/ KAZUO TERAKADO
                                ------------------------------------------------
                             Name:   Kazuo Terakado
                             Title:  President



                             Sumitomo Real Estate Sales Co., Ltd.


                             By: /s/ MICHIAKI NAKAZAWA
                                ------------------------------------------------
                             Name:   Michiaki Nakazawa
                             Title:  Senior Managing Director





                             Sumitomo Realty and Development Co., Ltd.


                             By: /s/ SHIGETO IWAI
                                ------------------------------------------------
                             Name:   Shigeto Iwai
                             Title:  Senior Managing Director